Mail Stop 4561

July 28, 2006

Mr. Laurence F. Mulhern
Chief Financial Officer
Elcom International, Inc.
10 Oceana Way
Norwood, Massachusetts 02062

> **Re: Elcom International, Inc.**
> **Form 10-KSB for the Fiscal Year Ended December 31, 2004**
> **Form 10-KSB for the Fiscal Year Ended December 31, 2005**
> **Form 10-QSB for the Fiscal Quarter Ended March 31, 2005**
> **Form 10-QSB for the Fiscal Quarter Ended June 30, 2005**
> **Form 10-QSB for the Fiscal Quarter Ended September 30, 2005**
> **Form 10-QSB for the Fiscal Quarter Ended March 31, 2006**
> **File No. 000-27376**

Dear Mr. Mulhern:

We have completed our review of your Form 10-KSB and related filings and do not, at this time, have any further comments.

Sincerely,

Craig Wilson
Senior Assistant Chief Accountant